# SEC Schedule 13D/A (Amendment No. 28) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Green Brick Partners, Inc., CIK 0001373670
CUSIP: 392709101
Title of class of securities: Shares of Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5501 HEADQUARTERS DR, SUITE 300W, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 10/28/2026
Amends the filing with accession number 0000000000-00-000000
Filed by CIK 0001489933
Persons authorized to receive notices and communications: DME Capital Management, LP, 140 East 45th Street, Floor 24, Attention: Chief Operating Officer, New York, New York (NY), 10017, (212) 973-1900

## Reporting persons
- DME Advisors GP, L.L.C. (CIK 0001358081): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 9,467,383; sole dispositive power 0; shared dispositive power 9,467,383; aggregate amount beneficially owned 9,467,383 (22.3% of the class)
- DME Advisors, LP (CIK 0001300763): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 824,876; sole dispositive power 0; shared dispositive power 824,876; aggregate amount beneficially owned 824,876 (1.9% of the class)
- DME Capital Management, LP (CIK 0001489933): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 8,642,507; sole dispositive power 0; shared dispositive power 8,642,507; aggregate amount beneficially owned 8,642,507 (20.4% of the class)
- EINHORN DAVID (CIK 0001240451): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 869,110; shared voting power 9,467,383; sole dispositive power 869,110; shared dispositive power 9,467,383; aggregate amount beneficially owned 10,336,493 (24.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Shares of Common Stock, par value $0.01 per share
Name of issuer: Green Brick Partners, Inc.
Address of issuer's principal executive offices: 5501 HEADQUARTERS DR, SUITE 300W, PLANO, Texas (TX), 75024

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
There has been no change in the number of shares beneficially owned by the Reporting Persons.

This Amendment is being filed to update the reported beneficial ownership percentages due solely to a change in the number of shares of Common Stock outstanding.

The percentages reported herein are calculated on the basis of the Company's statement in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, as filed with the Securities and Exchange Commission on October 28, 2026, that there were 42,432,826 shares of Common Stock outstanding as of October 22, 2026.

All capitalized terms used herein but not defined herein shall have the same meanings as set forth in this Schedule 13D, as previously amended.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement executed by and among the Reporting Persons as of March 28, 2014 (incorporated herein by reference to Exhibit 99.2 to Amendment No. 8 to Schedule 13D relating to shares of Common Stock of the Issuer, as filed by the Reporting Persons with the Commission on March 28, 2014)

## Signatures
- DME Advisors GP, L.L.C.: /s/ Daniel Roitman, Daniel Roitman, Chief Operating Officer (10/30/2026)
- DME Advisors, LP: /s/ Daniel Roitman, Daniel Roitman, Chief Operating Officer (10/30/2026)
- DME Capital Management, LP: /s/ Daniel Roitman, Daniel Roitman, Chief Operating Officer (10/30/2026)
- EINHORN DAVID: /s/ Daniel Roitman**, Daniel Roitman, on behalf of David Einhorn (10/30/2026)
Comment: ** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this report on David Einhorn's behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Reporting Persons with respect to the common units of CONSOL Coal Resources, is hereby incorporated by reference.